Exhibit 99.5

CONSENT OF EXPERT

FILED BY SEDAR

March 30, 2012

Ontario Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

Lake Shore Gold Corp.

Re:	The Annual Information Form of Lake Shore Gold Corp. dated March 26, 2012 (“AIF”)

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Dean Crick, P. Geo., to the incorporation by reference of the technical report entitled “43-101 Technical Report, Preliminary Economic Assessment and Updated Mineral Resource Estimate for Timmins West Mine, Timmins, Ontario, Canada” dated March 29, 2012 (the “Report”) into the AIF and to the inclusion of extracts from, or a summary of, the Report in the written disclosure contained in the AIF.

I hereby confirm that I have read the AIF, including the written technical disclosure contained in the AIF, and that it fairly and accurately represents the information in the Report that supports the disclosure.

Sincerely,

/s/ Dean Crick

Dean Crick, P. Geo.